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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Wicker               Damion                  E.
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   (Last)               (First)                 (Middle)


   c/o Chase Venture Capital Associates, LLC ("CVCA, LLC")(FN 1)
   380 Madison Avenue, 12th Floor
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                                    (Street)


   New York             New York                10017
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Landec Corporation ("LNDC")
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)

   February 1997
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |_|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               N/A            N/A             N/A         N/A    N/A       1,306,817     I         FN 2
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                   Page 1 of 2
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
                2.                                                                                         Deriv-    Form of
                Conver-                    5.                                 7.                           ative     Deriv-  11.
                sion                       Number of                          Title and Amount             Secur-    ative   Nature
                of                         Derivative       6.                of Underlying        8.      ities     Secur-  of
                Exer-             4.       Securities       Date              Securities           Price   Bene-     ity:    In-
                cise     3.       Trans-   Acquired (A)     Exercisable and   (Instr. 3 and 4)     of      ficially  Direct  direct
                Price    Trans-   action   or Disposed      Expiration Date   ----------------     Deriv-  Owned     (D) or  Bene-
1.              of       action   Code     of(D)            (Month/Day/Year)            Amount     ative   at End    In-     ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,       ----------------            or         Secur-  of        direct  Owner-
Derivative      ative    (Month/  8)       4 and 5)         Date     Expira-            Number     ity     Month     (I)     ship
Security        Secur-   Day/     ------   ---------------  Exer-    tion               of         (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)      ity      Year)    Code V    (A)        (D)  cisable  Date     Title     Shares     5)      4)        4)      4)
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
Options         $.86     5/27/95  A                         Immed.   5/27/05  Common    35,434     0.00    35,434    D (FN 3)
(right to buy)                                                                Stock
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Options         $7.625   2/2/97   A                         Immed.   2/2/07   Common    20,000     0.00    35,434    D (FN 3)
(right to buy)                                                                Stock
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Options         $.575    12/14/93 A         A               Immed.   12/15/98 Common     3,478     0.00    35,434    D (FN 4)
(right to buy)                                                                Stock
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Options         $.8625   5/25/95  A         A               Immed.   5/25/05  Common     3,478     0.00    35,434    D (FN 4)
(right to buy)                                                                Stock
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Options         $9.34    12/14/93 A         A               Immed.   1/26/06  Common     5,000     0.00    35,434    D (FN 4)
(right to buy)                                                                Stock
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
Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of CCP, which is (i) the sole managing member of CCP-SBIC Manager, LLC, the managing member of CVCA, LLC, (ii) the managing member of CCP-CMC Consolidating, LLC, ("Consolidating"), the non-managing member of CVCA, LLC, and (iii) the manager, by delegation, of CVCA, LLC, pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's and CCP's internal rate of return and vesting.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of CCP, which is (i) the sole managing member of CCP-SBIC Manager, LLC, the managing member of CVCA, LLC, (ii) the managing member of Consolidating, the non-managing member of CVCA, LLC and (iii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including CVCA, LLC's and CCP's internal rate of return and vesting.

(3) The Common Stock and Options identified by footnotes 3 and 4 to Table II were granted to the reporting person, in the case of those marked by footnote 3, or to Mitchell Blutt, M.D., a former director of the Issuer and a general partner of CCP, in the case of footnote 4, in their capacity as directors of the Issuer. The reporting person and Dr. Blutt are contractually obligated to transfer the Common Stock and any shares issued under the Options to CVCA, LLC.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Damion E. Wicker                                           2/  /2000
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Damion E. Wicker                                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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